Mail Stop 3561

July 9, 2008

Mr. Cornelis F. Wit
Chief Executive Officer
OmniComm Systems, Inc
2101 West Commercial Blvd, Suite 4000
Ft. Lauderdale, FL 33309

     Re: **OmniComm Systems, Inc**
           Form 10-KSB and amendments for the fiscal year ended
           December 31, 2007
           Filed March 31, 2008, May 15, 2008 and June 16, 2008
           Form 10-Q for the fiscal period ended March 31, 2008
           Filed May 15, 2008
           File No. 000-25203

Dear Mr. Wit:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director